Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

October 2, 2014

United States Securities and Exchange Commission

Divison of Corporate Finance

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-197725
Request for Acceleration

Ladies and Gentlemen:

Reference is made to our letter dated September 30, 2014 in which we requested the acceleration of the effective date of the above-referenced Registration Statement, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours, Eyegate Pharmaceuticals, Inc.

By:	/s/ Stephen From
Name: Title:	Stephen From President and Chief Executive Officer